UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 38)*

INDEPENDENCE HOLDING COMPANY
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

453440307
(CUSIP Number of Class of Securities)

H. William Smith
96 Cummings Point Road
Stamford, CT 06902
(203) 358-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453440307

1	NAMES OF REPORTING PERSONS
GENEVE HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,145,226

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,145,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,145,226*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
A portion of these shares of Common Stock is also reported as beneficially owned by Argent Investors Management Corporation, SIC Securities Corp. and SMH Associates Corp.  See Item 5 of Amendment No. 36 to this Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 2021.

**	Based upon a total of 14,674,936 shares of Common Stock outstanding as of November 9, 2021, the date of the most recently available information to the Reporting Persons.

CUSIP NO. 453440307

1	NAMES OF REPORTING PERSONS
ARGENT INVESTORS MANAGEMENT CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,980,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,980,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
These shares of Common Stock are also reported as beneficially owned by Geneve Holdings, Inc.  See Item 5 of Amendment No. 36 to this Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 2021.

**	Based upon a total of 14,674,936 shares of Common Stock outstanding as of November 9, 2021, the date of the most recently available information to the Reporting Persons.

CUSIP NO. 453440307

1	NAMES OF REPORTING PERSONS
SIC SECURITIES CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,610,859

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,610,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,610,859*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
These shares of Common Stock are also reported as beneficially owned by Geneve Holdings, Inc.  See Item 5 of Amendment No. 36 to this Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 2021.

**	Based upon a total of 14,674,936 shares of Common Stock outstanding as of November 9, 2021, the date of the most recently available information to the Reporting Persons.

CUSIP NO. 453440307

1	NAMES OF REPORTING PERSONS
SMH ASSOCIATES CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,554,367

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,554,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,554,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
These shares of Common Stock are also reported as beneficially owned by Geneve Holdings, Inc.  See Item 5 of Amendment No. 36 to this Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 2021.

**	Based upon a total of 14,674,936 shares of Common Stock outstanding as of November 9, 2021, the date of the most recently available information to the Reporting Persons.

Explanatory Note:

This Amendment No. 38 (“Amendment”) to the initial Statement on Schedule 13D, filed on February 8, 1980, as amended prior to the date hereof (the “Statement”), hereby supplements, amends and restates, where indicated, the Statement relating to the shares of Common Stock, par value $1.00 per share, of Independence Holding Company, a Delaware corporation.  This Amendment is filed by Geneve Holdings, Inc. (“GHI”), Argent Investors Management Corporation (“ARGENT”), SIC Securities Corp. (“SIC”) and SMH Associates Corp. (“SMHAC”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).  The Statement, as so amended by this Amendment, is referred to herein as the “Schedule 13D”.  The joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.

Item 4.  Purpose of the Transaction.

Item 4 of the Statement is hereby supplemented and amended to add the following:

“On November 9, 2021, the Issuer, GHI, and Geneve Acquisition Corp., an indirect wholly owned subsidiary of GHI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and an indirect wholly owned subsidiary of GHI (the “Merger”), subject to the terms and conditions set forth in the Merger Agreement.  At the effective time of the Merger, each share of Common Stock of the Issuer (“Share”) issued and outstanding immediately prior to such effective time (other than certain excluded Shares) will be converted into the right to receive $57.00 in cash, without interest.  If the Merger is consummated, GHI will acquire all of the issued and outstanding Shares not already owned by the Reporting Persons and the Shares will be delisted from the New York Stock Exchange and will cease to be registered under Section 12 of the Act.  The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and incorporated by reference into this Item 4.

Concurrently with the execution of the Merger Agreement, each of ARGENT, SIC and SMHAC entered into a Support Agreement with the Issuer (a “Support Agreement”) pursuant to which it agreed, among other things, to vote or cause to be voted all of the Shares held by it in favor of the adoption and approval of the Merger Agreement and the other transactions contemplated thereby, subject to the terms and conditions set forth in such Support Agreement.  The foregoing description of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of a form of a Support Agreement is filed as Exhibit C to this Schedule 13D and incorporated by reference into this Item 4.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby supplemented and amended to add the following:

“The response to Item 4 of this Schedule 13D and Exhibits B and C to this Schedule 13D are incorporated by reference into this Item 6.”

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by substituting the following exhibit for the existing exhibit in the Statement:

Exhibit A	Joint Filing Agreement, dated November 9, 2021, among Geneve Holdings, Inc., Argent Investors Management Corporation, SIC Securities Corp. and SMH Associates Corp.
Exhibit B
Agreement and Plan of Merger, dated November 9, 2021, by and among Independence Holding Company, Geneve Holdings, Inc. and Geneve Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Independence Holding Company with the Securities and Exchange Commission on November 9, 2021).

Exhibit C
Form of Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Independence Holding Company with the Securities and Exchange Commission on November 9, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE HOLDINGS, INC.

	By:	/s/ Steven B. Lapin
Steven B. Lapin
Chairman, Chief Executive Officer and President

SIC SECURITIES CORP.

	By:	/s/ Steven B. Lapin
Steven B. Lapin
President

SMH ASSOCIATES CORP.

	By:	/s/ Steven B. Lapin
Steven B. Lapin
President

ARGENT INVESTORS MANAGEMENT CORPORATION

	By:	/s/ Steven B. Lapin
Steven B. Lapin
Chairman and President

November 9, 2021

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to file with the Securities and Exchange Commission jointly on behalf of each of them the Statement on Schedule 13D with respect to the securities of Independence Holding Company to which this Joint Filing Agreement is attached as an exhibit (including any and all amendments thereto) and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were on the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of November 9, 2021.

GENEVE HOLDINGS, INC.

By:	/s/ Steven B. Lapin
Steven B. Lapin
Chairman, Chief Executive Officer and President

ARGENT INVESTORS MANAGEMENT CORPORATION

By:	/s/ Steven B. Lapin
Steven B. Lapin
Chairman and President

SIC SECURITIES CORP.

By:	/s/ Steven B. Lapin
Steven B. Lapin
President

SMH ASSOCIATES CORP.

By:	/s/ Steven B. Lapin
Steven B. Lapin
President